Exhibit 99.1

Alarum Technologies Announces Second Quarter 2024 Results

Concludes strong first half of 2024 with record revenues of $17.3 million, progressing profitability metrics, solid cash generation and $21.6 million in cash and equivalents

TEL AVIV, Israel, Aug. 26, 2024 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today announced financial results for the second quarter ended June 30, 2024.

“Today we announced the results of yet another strong record-breaking quarter, marking the first year since we announced our shift to focusing on Enterprise Internet Access through our NetNut data collection product line,” said Mr. Shachar Daniel, Chief Executive Officer of Alarum. “As we intend to establish the broadest data collection and insights offering in the market, we continued to increase our market share in the IP Proxy Network (IPPN) segment, won initial sales in the data collection and labelling market with our new Web-Unblocker and continued to make progress towards providing our customers with artificial intelligence (AI) and analysis capabilities. Our cash balance positions us well to invest in prospects that will provide the foundation for sustained growth.”

Mr. Daniel concluded: “Looking into the third quarter of 2024, I am extremely proud that NetNut revenues are expected to surpass the full year 2023 revenue-bar within the first three quarters of 2024. The market we operate in is an ever evolving and nascent market and as we continue to expand our customer base, enhance our offerings and grow the business we may experience some short-term variances. In the third quarter of 2024, we estimate continued year-over-year growth. While third quarter revenues are assumed to be impacted by market dynamics that some of our customers have been experiencing since June, our main growth KPIs are positive: consistent growth in the monthly revenue rates from June to July and into August. We evaluate the value created by new customers over their lifecycle. Our new customer-indicator shows enhanced growth in the second quarter compared to the first quarter, and to the last four quarters’ average. Furthermore, we will maintain strong net customer retention rates in the third quarter, in line with our growth strategy and strong balance sheet. These are all clear indicators of the strength and resilience of our business, as Alarum is in it for the long run.”

Recent Business Highlights

As the Company focuses on expanding its presence in the Data Collection Market, it:

-	Added major and highly regarded brand names to the NetNut customer base, including a Fortune 100 customer in Q3 2024

-	Onboarded in Q2 2024 dozens of new customers who generated approximately $400,000 in the first month of activity, 60% higher than the revenue generated from those that onboarded in Q1 2024 and about 35% higher than the last four quarters’ average

-	To date, NetNut customers have been generating revenues at an average rate of about 15-18 times higher than their initial month’s activity over a period of approximately three years

-	Net Retention Rate (“NRR”)[1] reached 1.59 as of June 30, 2024

-	Continued to expand and further the Company’s network ; its infrastructure is now capable of handling significantly higher traffic, supporting larger and a growing number of customers that can drive scalable and profitable growth

-	Continued to invest in and make substantial progress into the Data Collection and Labelling Market with the new Web-Unblocker and the AI Data Collection products

-	Generated initial revenues from new customers who placed orders for the Web-Unblocker in Q2 2024

-	Continued to advance towards adding AI and analysis capabilities to the Company’s Data Products

[1]	NRR represents the average growth rate for the preceding four quarters compared to the equivalent period in the prior year, of current customers only, while excluding revenues generated from new customers but including up-sales and cross-sales as well as churn.

Summary of Financial Results2

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total Revenue	17.3	12.7	8.9	7.0
of which, NetNut Revenue was	16.7	8.4	8.7	5.0
Gross profit	13.4	8.3	6.8	4.5
Gross margin (in percentage)	77.7%	65.3%	76.9%	64.7%
Non-IFRS gross margin (in percentage)	79.9%	69.9%	78.5%	71.0%
Total operating expenses	8.1	17.0	4.2	12.8
Finance income (expense), net	(3.3)	0.1	(2.5)	0.3
Tax benefit (expense)	(0.8)	0.2	(0.5)	0.2
Net profit (loss) for the period	1.1	(8.4)	(0.4)	(7.7)
Adjusted EBITDA	6.6	1.2	3.4	1.1
Basic earnings (loss) per ADS (in U.S. Dollars)	$0.16	$(2.51)	$(0.05)	$(2.26)
Non-IFRS basic earnings per ADS (in U.S. Dollars)	$0.86	$0.42	$0.41	$0.45

Cash, cash equivalents[3]	21.6	3.8	21.6	3.8
Shareholders’ equity[4]	20.4	6.1	20.4	6.1

Second Quarter and First Half 2024 Financial Analysis

●	Revenues grew 27% year-over-year to a Company record $8.9 million in Q2 2024 (Q2 2023: $7.0 million). The increase is attributed to the growth of the enterprise internet access business, NetNut, which increased to $8.7 million in Q2 2024, up from $5.0 million in Q2 2023. H1 2024 revenues increased to a record $17.3 million (H1 2023: $12.7 million). NetNut’s revenues reached a record $16.7 million in H1 2024, achieving 99% year-over-year growth (H1 2023: $8.4 million).

●	Operating expenses totaled $4.2 million (Q2 2023: $12.8 million), and H1 2024 operating expenses totaled $8.1 million (H1 2023: $17.0 million). The quarterly and six-month year-over-year decrease resulted mainly from impairment of goodwill and intangible assets following the Company’s shift to enterprise internet access (NetNut) from consumer internet access (CyberKick). In addition, CyberKick’s operation expenses were reduced, while NetNut’s operation expenses increased in line with its growth.

●	Finance expenses in Q2 2024 were $2.5 million (Q2 2023: finance income of $0.3 million), and approximately $3.4 million in H1 2024 (H1 2023: financial income of $0.1 million). The year-over-year differences were mainly from expenses resulting from the fair value increase of derivative financial instruments (warrants issued in 2019 to 2020) due to the increase in the Company’s share price. The increase was partially offset by interest income on short-term bank deposits.

[2]	The table below contains certain non-IFRS financial measures. See “Use of non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[3]	As of the last day of the period.
[4]	As of the last day of the quarter.

●	Income tax expenses totaled $0.8 million in H1 2024 (H1 2023: tax benefit of $0.2 million), following the first-time NetNut was profitable for tax purposes.

●	H1 2024 cash flow from operating activities reached $6.3 million (H1 2023: $(0.1) million)

●	As of June 30, 2024, shareholders’ equity totaled $20.4 million, compared to $6.1 million as of June 30, 2023, and $13.2 million as of December 31, 2023. The increase was driven by the H1 2024 net profit as well as warrants and options exercises.

●	Outstanding ordinary share count as of June 30, 2024, was approximately 68.4 million, or 6.8 million in ADSs.

Financial Outlook

“Alarum ended Q2 2024 with growing revenues, enhanced profitability, strong cash generation and a solid balance sheet, which provides the flexibility and resources to invest in the areas that will drive future growth,” said Mr. Shai Avnit, Chief Financial Officer of Alarum. “Today, for the first time, we are providing quarterly guidance, as we aim to enhance transparency. We anticipate Q3 2024 revenue to demonstrate year-over-year growth, and in fact, NetNut revenues are expected to cross the full-year 2023 revenue-bar of $21.2 million within the first nine months of 2024. Q3 2024 revenues are estimated at $7 million ±3% and Adjusted EBITDA for Q3 2024 is expected to range from $0.8 to $1.0 million.”

Second Quarter 2024 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, August 26, 2024, at 8:30 a.m. ET, 5:30 a.m. Pacific time to discuss the second quarter 2024 results and the third quarter 2024 outlook, followed by a Q&A session. To attend, please dial one of the following numbers, at least five minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247.

Participants will be required to state their name and company upon dialing in. If you have any difficulty connecting, please contact Michal Efraty on behalf of Alarum at +972-(0)-52-3044404. Replay: The conference call will be broadcast live and available for replay here, after 11:30 a.m. ET on August 26, 2024, through September 24, 2024. Toll-free replay numbers: 1-844-512-2921 or 1-412-317-6671, ID: 13748415.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its guidance regarding revenue and Adjusted EBITDA, potential due to its cash position and resources, growth, profitability, AI and analysis capabilities, customer retention, prospect, flexibility, market expansion and 2024 NetNut revenues, as well as the expected benefits and impacts of its existing and future products and services. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	June 30,		December 31,
	2024	2023	2023
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	21,626	3,813	10,872
Short-term restricted deposits	-	500	-
Trade receivables, net	2,471	2,279	1,994
Other receivables	961	481	399
	25,058	7,073	13,265

Non-current assets:
Long-term restricted deposits	-	111	-
Long-term deposit	102	119	104
Other non-current assets	94	111	145
Property and equipment, net	119	92	88
Right-of-use assets	638	605	779
Deferred tax assets	298	-	181
Goodwill	4,118	4,118	4,118
Intangible assets, net	1,082	1,901	1,386
Total non-current assets	6,451	7,057	6,801
Total assets	31,509	14,130	20,066

Liabilities and equity
Current liabilities:
Trade payables	570	963	369
Other payables	3,058	2,312	2,439
Current maturities of long-term loan	564	497	290
Short-term bank loans	-	1,601	-
Contract liabilities	2,285	1,289	1,983
Derivative financial instruments	3,409	2	109
Short-term lease liabilities	362	227	370
Total current liabilities	10,248	6,891	5,560

Non-current liabilities:
Long-term loans	398	647	802
Long-term lease liabilities	439	405	523
Deferred tax liabilities	-	63	-
Total non-current liabilities	837	1,115	1,325
Total liabilities	11,085	8,006	6,885

Equity:
Ordinary shares	-	-	-
Share premium	108,963	95,754	100,576
Other equity reserves	12,705	15,567	14,938
Accumulated deficit	(101,244)	(105,197)	(102,333)
Total equity	20,424	6,124	13,181
Total liabilities and equity	31,509	14,130	20,066

Condensed Consolidated Statements of Profit or Loss

(in thousands of U.S. dollars, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Continuing operations
Revenue	17,260	12,664	8,884	6,985	26,521
Cost of revenue	3,854	4,390	2,051	2,463	7,711
Gross profit	13,406	8,274	6,833	4,522	18,810

Operating expenses:
Research and development	2,143	1,948	1,121	886	3,557
Sales and marketing	3,372	6,472	1,647	4,289	10,035
General and administrative	2,626	2,286	1,386	1,291	4,406
Impairment of goodwill	-	6,311	-	6,311	6,311
Total operating expenses	8,141	17,017	4,154	12,777	24,309

Operating profit (loss)	5,265	(8,743)	2,679	(8,255)	(5,499)

Finance income (expense), net	(3,345)	116	(2,497)	313	(590)
Profit (loss) from continuing operations before income tax	1,920	(8,627)	182	(7,942)	(6,089)
Tax benefit (expense)	(831)	238	(533)	242	482
Profit (loss) from continuing operations, net of income tax	1,089	(8,389)	(351)	(7,700)	(5,607)
Profit from discontinued operations, net of income tax	-	-	-	-	82
Net profit (loss) for the period	1,089	(8,389)	(351)	(7,700)	(5,525)

Basic and diluted profit (loss) per share:
Continuing operations	$0.02	$(0.25)	$(0.01)	$(0.23)	$(0.14)

Discontinued operations	-	-	-	-	*
	$0.02	$(0.25)	$(0.01)	$(0.23)	$(0.14)

Basic profit (loss) per ADS:

Continuing operations	$0.16	$(2.51)	$(0.05)	$(2.26)	$(1.35)

Discontinued operations	-	-	-	-	*
	$0.16	$(2.51)	$(0.05)	$(2.26)	$(1.35)

*	Less than $0.01

Use of non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, finance income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, impairment of goodwill, finance income (expense) effects primarily related to derivative financial instruments as well as long-term loan, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit from continuing operations adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

Net retention rate (NRR) represents the average growth rates for the preceding four quarters compared to the equivalent period a year earlier, of current customers only, without the revenues generated from new customers, but including up-sales and cross-sales on one hand and churn on the other hand. NRR greater than 1.00 indicates that the Company experiences revenue growth from its existing customer base in the specific period even after accounting for lost revenue due to customers’ churn. Conversely, an NRR lower than 1.00 suggests that the Company loses revenue from existing customers in the specific period due to churn which is higher than revenue gain through up-sells or cross-sells.

Non-IFRS Financial Measures

(in millions of U.S. dollars, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA (EBITDA loss); non-IFRS net profit (loss); and non-IFRS gross profit for the six and three months ended June 30, 2024 and 2023, and for the year ended December 31, 2023:

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023

Net profit (loss) from continuing operations	1.1	(8.4)	(0.3)	(7.7)	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	3.0	0.1	2.7	3.5
Finance expense (income), net	3.4	(0.1)	2.5	(0.3)	0.6
Tax expense (tax benefit)	0.8	(0.2)	0.5	(0.2)	(0.5)
EBITDA (EBITDA loss)	5.6	(5.7)	2.8	(5.5)	(2.0)
Adjustments:
Impairment of goodwill	-	6.3	-	6.3	6.3
Share-based compensation	1.0	0.6	0.6	0.3	0.9
Adjusted EBITDA for the period	6.6	1.2	3.4	1.1	5.2

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
Net profit (loss) from continuing operations	1.1	(8.4)	(0.3)	(7.7)	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	3.0	*	2.7	3.5
Finance expense, net effects	3.3	0.1	2.5	0.1	0.1
Deferred tax effects	(0.1)	(0.2)	*	(0.2)	(0.5)
Impairment of goodwill	-	6.3	-	6.3	6.3
Share-based compensation	1.0	0.6	0.6	0.3	0.9
Non-IFRS net profit for the period	5.6	1.4	2.8	1.5	4.7

*	Less than $0.1 million

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2024	2023	2024	2023	2023
Gross profit from continuing operations	13.4	8.3	6.8	4.5	18.8
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	0.6	0.1	0.4	0.9
Share-based compensation	*	*	*	*	*
Non-IFRS gross profit for the period	13.7	8.9	6.9	4.9	19.7

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, our enterprise internet access and web data collection arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access and web data collection solutions, please visit www.alarum.io.

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Investor Relations Contacts:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io